Exhibit 99.6

FOR IMMEDIATE RELEASE

ChemGenex Announces Poster Presentations at the
49th Annual Meeting of the American Society of Hematology

MELBOURNE, Australia, and MENLO PARK, California U.S.A., December 3, 2007— ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) today announced that abstracts concerning phase 2/3 clinical data for omacetaxine mepesuccinate as a treatment for imatinib-resistant Chronic Myeloid Leukemia (CML) patients with the T315I mutation, and new preclinical mechanism of action data for omacetaxine mepesuccinate (formerly known as Ceflatonin®), are now available on the American Society of Hematology's (ASH’s) website (http://www.hematology.org/meetings/2007/index.cfm under "Annual Meeting Abstracts").

ASH's annual meeting is being held from December 8 to December 11, 2007 at the Georgia World Congress Center in Atlanta, Georgia, USA. The abstracts being presented are detailed below. More substantive information beyond what is contained in the abstract is embargoed until the start of each session.

Abstract 1050:	Safety and Efficacy Study of Subcutaneous Homoharringtonine (SC HHT) in Imatinib (IM)-Resistant Chronic Myeloid Leukemia (CML) with the T315I Mutation Initial Report of a Phase II Trial.

Session Type:	Poster Session, Board #204-I

Date/Time:	Saturday, December 8, 2007 - 5:30 PM

Session Info:	Poster Session: Chronic Myeloid Leukemia: Clinical Trials and Pre-Clinical Studies 5:30pm - 7:30pm

Abstract 2912:	Inhibitory Effects of Homoharringtonine on Leukemic Stem Cells and BCR-ABL Induced Chronic Myeloid Leukemia and Acute Lymphoblastic Leukemia in Mice.

Session Type:	Poster Session, Board #131-III

Date/Time:	Monday, December 10, 2007 - 5:00 PM

Session Info:	Poster Session: Chronic Myeloid Leukemia: Biology and Pathophysiology II 5:00 p.m.-7:00 p.m.

ChemGenex Announces Poster Presentations at the 49th Annual Meeting of ASH

About ChemGenex Pharmaceuticals Limited  (www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) where it has demonstrated single-agent efficacy against drug-resistant disease, as well as synergistic activity with the leading marketed compound. ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

ChemGenex Information	Media Relations

Dr. Greg Collier	Daniella Goldberg
CEO and Managing Director	Buchan Consulting
Cell (Australia): +61 419 897 501	Tel: +61 2 9237 2803
Cell (USA): +1 650 200 8145	Cell: +61 416 211 067
Email: gcollier@chemgenex.com	Email: dgoldberg@bcg.com.au

Investor Relations - Australia	Investor Relations - USA

Sabrina Antoniou	Dan Klein
Blueprint Life Science Group	Blueprint Life Science Group
Tel: +61 (0) 400 788 277	Tel: +1 415.298.0225
Email: santoniou@bplifescience.com	Email: dklein@bplifescience.com

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304